EDWARD B. GOODRICH
RICHARD G. LEONARD
ARTHUR C. SPALDING
BRUCE W. NECKERS
ROBERT J. DUGAN
TERRENCE L. GROESSER
THOMAS P. HOGAN
JAMES M. FLAGGERT
MARY ANN CARTWRIGHT
DANIEL L. ELVE
THOMAS L. SAXE
JAMES L. SCHIPPER
LAURIE M. STRONG
GREGORY G. TIMMER
STEPHEN A. HILGER
SCOTT J. STEINER
DOUGLAS P. VANDEN BERGE
ROBERT C. SHAVER
JOHN M. LICHTENBERG
MARK E. FATUM
DAN E. BYLENGA, JR.
PAUL A. MCCARTHY
RANDY J. KOLAR
MICHAEL C. WALTON
BRUCE A COURTADE
PETER J. LOZICKI
TODD A. HENDRICKS

Rhoades McKee PC
			  attorneys & counselors


161 Ottawa Avenue NW, Suite 600
Grand Rapids, MI  49503-2793
Phone 616.235.3500   Fax 616.233.5269
RhoadesMcKee.com


September 29, 2005
MARK S. PENDERY
MARTIN W. BUSCHLE
TERRY L. ZABEL
MARY JANE RHOADES
CONNIE R. THACKER
DAVID E. BEVINS
DAVID A. DIMUZIO
PATRICK R. DRUEKE
MARY L. TABIN
PAMELA J. FARRER
ANTHONY A. PEARSON
ERIC R. STARCK
MICHELLE M. WILSON
ERIC G. LANNING
LARISSA D. HOLLINGSWORTH
MATTHEW E. SEYFFERT
KELLY M. CLUM-MATTHYSSE
MATTHEW B. VAN DYK
CLAIRE B.P. WHITMAN


OF COUNSEL
DALE W. RHOADES
F. WILLIAM MCKEE
ROGER W. BOER
CHARLES T. ZIMMERMAN
ROBERT F. WILLIAMS




Mr. Jeffrey Werbitt, Attorney-Advisor
Office of Merger & Acquisitions
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street NE
Washington, D.C.  20549
Via Facsimile Only to 202-772-9203

Re:	Badger Paper Mills Inc.
Schedule TO-T filed by James D. Azzar
Filed on September 14, 2005
File No. 005-20732_________________

Dear Mr. Werbitt:

This letter is in response to your letter of September 27, 2005. In response to your letter, I have attached for your review, Schedule TO-T/A and
Schedule 13-D, Amendment No. 1.

Based on your letter and with respect to Schedule TO-T, it was not clear if you requested that I revise the existing Schedule TO-T or file Schedule TO-T/A. It would seem to me that because Schedule TO-T has already been filed, that Schedule TO-T/A is appropriate in this circumstance to report the subsequent developments that have occurred; namely that Mr. Azzar will not engage in a tender offer for the common stock for Badger Paper Mills Inc.

I have also attached Amendment No. 1 to Schedule 13-D and have provided the information in Items 1 through 7 of the instructions.

I appreciate your involvement in this matter and strive only to provide the Securities and Exchange Commission with information that is truthful and accurate. In this regard, I acknowledge that as a filing person I am responsible for the adequacy and accuracy of filings with the Securities and Exchange Commission and acknowledge that staff comments or changes to disclosures in response to staff comments and the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing and that I, as the filing person, may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

I look forward to hearing from you at your first convenience.  Thanks.

Very truly yours,

RHOADES McKEE

/s/

Robert C. Shaver
Direct Dial Telephone: (616) 233-5143
E-Mail: shaver@rhoadesmckee.com

Enclosures


Rhoades McKee PC

Mr. Jeffrey Werbitt, Attorney-Advisor
September 29, 2005
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